Exhibit 99.1

Catalyst Paper Q4 results impacted by lower sales volumes, higher maintenance and stronger Canadian dollar

RICHMOND, BC, March 5, 2013 /CNW/ - Catalyst Paper (TSX:CYT) results in the fourth quarter were negatively impacted by lower sales volumes, higher maintenance spending and a stronger Canadian dollar.

Catalyst posted a net loss of $35.2 million for the quarter, in contrast to net earnings of $655.7 million in the third quarter, when the one-time gains realized on emergence from creditor protection were booked. Before specific items, net losses were $15.7 million and $7.5 million in Q4 and Q3 respectively. Adjusted EBITDA was $7.2 million in Q4, with no impact from restructuring costs, and $13.8 million in Q3 ($14.0 million before restructuring costs).

Market conditions were mixed during the fourth quarter, with North American paper demand down from the third quarter for directory and newsprint, and up for coated and uncoated grades. Benchmark prices were up for newsprint and coated and otherwise stable for paper, while there was moderate benchmark price recovery for pulp. A market curtailment at Powell River was necessary over the holidays to balance production with orders, and Catalyst incurred a loss from discontinued operations largely due to an increased estimated pension withdrawal liability associated with the Snowflake closure.

"We saw lower prices for coated and newsprint and weaker demand across our paper product lines in 2012. However, capacity reductions helped mitigate the demand impacts," said Catalyst President and CEO Kevin J. Clarke. "Pulp prices took a hit as markets weakened in China due to overstocked inventories. These sorts of challenges aren't going away, but with a better cost structure across all product segments, and continued market share momentum, we're better positioned to take them on."

Results for the Year

Net earnings of $583.2 million for 2012 were heavily impacted by one-time non-cash restructuring credits and fair value accounting adjustments. This compared with a $974.0 million net loss in 2011 which was driven largely by asset impairment charges.

Catalyst entered creditor protection on January 31, 2012, and exited on September 13, having achieved a US$390.4 million or 60 per cent reduction in its debt, savings in annual interest expense of US$33.9 million, and a range of other cost reductions. The restructuring included the permanent closure of its Snowflake mill at the end of the third quarter. Results from this discontinued operation are excluded from those being reported, with comparative periods having been restated accordingly.

Before specific items - which also included restructuring-related fees, closure costs at Snowflake, and a foreign exchange gain on translation of US dollar-denominated debt - Catalyst posted a net loss of $37.8 million ($2.62 per common share), in contrast to a net loss of $126.3 million in 2011 ($0.33 per common share). Total sales were $1,058.2 million, slightly below $1,079.7 million in 2011.

Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) were $55.4 million for 2012 ($60.7 million before specific items), down from $62.8 million for 2011 ($68.7 million before specific items). A significant drop in pulp transaction prices and lower average paper transaction prices were only partially offset by cost reductions, higher sales volumes and favourable currency impacts.

Liquidity

Total liquidity stood at $97.9 million at the end of 2012, compared to $96.7 million a year earlier. The borrowing base on the new Asset Backed Loan (ABL) facility put in place upon the conclusion of the restructuring was down mainly due to lower accounts receivable and inventories as a result of the Snowflake shutdown. Letters of credit, amounts drawn and cash on hand were also down. Free cash flow was negative $47.2 million largely due to reorganization costs of $37.5 million and salaried defined benefit pension solvency funding of $11.8 million, in comparison with negative $58.8 million in 2011.

Internally generated cash flows from operations, in combination with advances under the ABL facility, are expected to be sufficient to meet future operating cash requirements.

Restructuring

Catalyst issued 14,400,000 new common shares to holders of its now-cancelled 2016 Notes upon its exit from creditor protection in September. A further 127,571 common shares were issued in December to unsecured creditors who elected this option in lieu of participating in the proceeds pool from specified asset sales. On January 7, 2013, Catalyst's new common shares were listed on the Toronto Stock Exchange under the symbol "CYT".

In addition to savings associated with the cancellation of its previous notes, additional annual cost reductions include new competitive five-year labour agreements ($18-$20 million), lower municipal taxes ($6.1 million), and pension funding relief ($7 million). The closure of the Snowflake recycled paper mill will also eliminate financial losses due to intense input-cost and market-related pressures, and significantly reduce working capital requirements.

The US court-approved sale of the assets of the Snowflake mill and the shares of the Apache Railway closed on January 30, 2013, for US$13.5 million and other non-monetary consideration. Closure costs were $18.6 million. Agreements were also reached in 2012 to sell smaller non-core assets in both Port Alberni and Powell River, and efforts continue to market the site of the former Elk Falls operation and Catalyst's remaining poplar plantation lands.

On February 13, 2013, Catalyst agreed to sell its interest in Powell River Energy for $33 million. Catalyst will continue to purchase electricity under the existing power purchase agreement which expires in 2016, with possible extension to 2021 in one-year terms at Catalyst's option.

Under the terms of the Plan of Arrangement, unsecured creditors who did not elect to receive shares in settlement of their claims will receive their pro rata share of the net sale proceeds. Given that many creditors elected to receive shares, this will result in a distribution of approximately 40% of the net proceeds of the sale. Catalyst will offer to purchase a portion of the notes issued as part of its exit financing arrangements with the balance of the sale proceeds. The sale is expected to close in the first quarter of 2013.

Pension Portability Option

Catalyst offered members of the defined benefit pension plan for salaried employees a one-time reduced lump-sum payment option as full settlement of their entitlements under the plan. Members were required to make their elections by December 15, 2012 and have until June 30, 2013 to revoke such elections in favour of continuing to receive monthly pension payments.

Selected Highlights
(In millions of dollars, except where otherwise stated)	Three months ended December 2012	Nine months ended September 2012	Year ended December, 2011
Sales [2]	$260.5	$797.7	$1,079.7
Operating earnings (loss) [2]	(5.7)	24.8	(704.5)
Depreciation and amortization [2]	12.9	23.4	105.5
Adjusted EBITDA 1 2	7.2	48.2	62.8
- before restructuring costs 1 2	7.2	53.5	68.7
Net earnings (loss) attributable to the company	(35.2)	618.4	(974.0)
- before specific items [1]	(15.7)	(22.1)	(126.3)
Total assets	978.8	1,040.1	737.6
Total long-term liabilities	720.6	768.3	713.6
Adjusted EBITDA margin 1 2	2.8%	6.0%	5.8%
- before restructuring costs 1 2	2.8%	6.7%	6.4%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)
- basic and diluted from continuing operations	$(1.55)
- basic and diluted from discontinued operations	(0.89)
- before specific items	(1.09)

(In thousands of tonnes)
Sales [2]	347.6	1,053.8	1,351.2
Production [2]	333.3	1,055.3	1,365.1
Common shares (millions)
At period-end	14.5	14.4	381.9
Weighted average	14.4	381.9	381.9

1	Refer to section 13, Non-GAAP measures, of our Q4 2012 management's discussion and analysis.
2	Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations; losses from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our annual consolidated financial statements for the year ended December 31, 2012.

Outlook

Global economies were buffeted by various factors in 2012 including the sovereign debt crisis in Europe, fiscal health issues in North America and slowing growth in China. The U.S. economy is expected to improve in 2013 with emerging economies in Asia and Latin America being a bright spot for most sectors. The volatility of the Canadian dollar continues to have significant impact on our business and its recent move to sub-par levels is welcome.

Nonetheless, capacity restarts are adding considerable uncertainty to demand forecasts with weaker prices expected across most mechanical printing papers. The market for our products continues to be fiercely competitive as capacity restarts and a seasonally slower first half puts more pressure on pricing in both coated and uncoated specialty mechanical papers. Sales and volume renewals are expected to be hard won as are gains in market share. Pulp prices are recovering at a slower pace than anticipated, however improved demand for tissue along with a stronger economy in China is expected to keep pulp markets stronger in 2013.

Planned maintenance - with total mill outages at two facilities - will put pressure on operating results in the first half of 2013. Input cost pressures are expected to be marginal with the exception of BC Hydro rate increases, compounded by the return to provincial sales tax (PST), adding approximately $8 million annually to electricity costs. Capital spending is expected to be in the range of $25 million for the year.

Completion of outstanding restructuring requirements is progressing, including sale of the permanently closed Elk Falls facility and finalization, by June, of the pension portability election process. Proceeds from the sale of Powell River Energy, which is expected to complete within the first quarter, will be applied to unsecured creditor claims and partial payment of exit notes.

Further Quarterly Results Materials

This release, along with the full annual Management Discussion &Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2012 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 21:55e 05-MAR-13